Exhibit 13.3

TRANSCANADA PIPELINES LIMITED

U.S. GAAP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2005	2004	2005	2004
		Restated		Restated
Revenues	1,371	1,216	3.993	3,719
Cost of sales	264	196	726	634
Other costs and expenses	470	385	1,302	1,172
Depreciation	235	212	693	634
	969	793	2,721	2,440
Operating income	402	423	1,272	1,279
Other (income)/expenses
Equity income(1)	(156)	(82)	(301)	(290)
Other (income)/expenses (2)(3)	(49)	191	263	577
Dilution gain(3)	—	—	—	(40)
Income taxes	191	117	455	369
	(14)	226	417	616

Net income from continuing operations - U.S. GAAP	416	197	855	663
Net income from discontinued operations - U.S. GAAP	—	52	—	52
Net Income in Accordance with U.S. GAAP	416	249	855	715
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(37)	(13)	(27)	(6)
Changes in minimum pension liability, net of tax	—	25	—	75
Unrealized (loss)/gain on derivatives, net of tax(4)	(59)	17	(98)	(12)
Comprehensive Income in Accordance with U.S. GAAP	320	278	730	772

Reconciliation of Net Income

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2005	2004	2005	2004
				Restated
Net Income from Continuing Operations in Accordance with Canadian GAAP	434	198	876	811
U.S. GAAP adjustments
Unrealized (loss)/gain on energy contracts(5)	(28)	(1)	(37)	2
Tax impact of unrealized (loss)/gain on energy contracts	10	—	13	(1)
Equity gain/(loss)(6)	—	1	3	(2)
Tax impact of equity gain/(loss)	—	(1)	(1)	—
Unrealized gain/(loss) on foreign exchange and interest rate derivatives(4)	—	—	1	(11)
Tax impact of gain/(loss) on foreign exchange and interest rate derivatives	—	—	—	4
Deferred income taxes(7)	—	—	—	(5)
Amortization of deferred gains related to Power LP(3)	—	—	—	(3)
Deferred gains related to Power LP(3)	—	—	—	(132)
Net Income from Continuing Operations in Accordance with U.S. GAAP	416	197	855	663

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2005	2004	2005	2004
Cash Generated from Operations
Net cash provided by operating activities	568	510	1,179	1,151
Investing Activities
Net cash provided by/(used in) investing activities	321	(96)	(425)	307
Financing Activities
Net cash used in financing activities	(855)	(227)	(754)	(654)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(10)	(58)	12	(55)
Increase in Cash and Short-Term Investments	24	129	12	749
Cash and Short-Term Investments
Beginning of period	111	902	123	282
Cash and Short-Term Investments
End of period	135	1,031	135	1,031

Condensed Consolidated Balance Sheet in Accordance with U.S. GAAP (1)

(millions of dollars)	September 30, 2005	December 31, 2004
Current assets	1,035	907
Long-term investments(6)(8)	1,516	1,887
Plant, property and equipment	17,306	17,083
Regulatory asset(9)	2,491	2,606
Other assets	1,202	1,217
	23,550	23,700

Current liabilities(10)	2,085	2,653
Deferred amounts(4)(5)(8)	942	785
Long-term debt(4)	9,800	9,753
Deferred income taxes(9)	2,933	3,048
Preferred securities(11)	534	554
Non-controlling interests	74	76
Shareholders’ equity	7,182	6,831
	23,550	23,700

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at December 31, 2004	(71)	(26)	(4)	(101)

Unrealized loss on derivatives, net of tax of $52(4)	—	—	(98)	(98)
Foreign currency translation adjustment, net of tax of $(19)	(27)	—	—	(27)

Balance at September 30, 2005	(98)	(26)	(102)	(226)

Balance at December 31, 2003	(40)	(98)	(5)	(143)

Changes in minimum pension liability, net of tax of $(41)	—	75	—	75
Unrealized gain on derivatives, net of tax of $5(4)	—	—	(12)	(12)
Foreign currency translation adjustment, net of tax of $(10)	(6)	—	—	(6)

Balance at September 30, 2004	(46)	(23)	(17)	(86)

(1)               In accordance with U.S. GAAP, the condensed statement of consolidated income, statement of consolidated cash flows and consolidated balance sheet of TransCanada PipeLines Limited (TCPL or the company) are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and shareholders’ equity.

(2)               Other expenses included an allowance for funds used during construction of $2 million for the nine months ended September 30, 2005 (September 30, 2004 - $1 million).

(3)               The company recorded its investment in TransCanada Power L.P. (Power LP) using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes.  During the period from 1997 to April 2004, the company was obligated to fund the redemption of Power LP units in 2017.  As a result, under Canadian GAAP, TCPL accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017.  The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income.  Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the company was committed to fund the redemption of the units, the gains were recorded, on an after-tax basis, as equity transactions in shareholders’ equity.

The company’s accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units.  With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes.

(4)               All foreign exchange and interest rate derivatives are recorded in the company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivatives that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.  Substantially all of the amounts recorded in the nine months ended September 30, 2005 and 2004 as differences between U.S. and Canadian GAAP, for net income, relate to the differences in accounting treatment with respect to the hedged items and, for comprehensive income, relate to cash flow hedges.

(5)               Substantially all of the amounts recorded in the nine months ended September 30, 2005 and 2004 as differences between U.S. and Canadian GAAP in respect of energy contracts relate to gains and losses on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy trading contracts in the U.S. and Canada.

(6)               Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power L.P. (an equity investment) are required to be expensed under U.S. GAAP.  Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce Power L.P., under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(7)               Under U.S. GAAP, SFAS No. 109 “Accounting for Income Taxes” requires that a deferred tax liability be recognized for an excess of the amount for financial reporting over the tax basis of an investment in a 50 per cent or less owned investee.

(8)               Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at September 30, 2005 was $9 million (December 31, 2004 - $9 million) and relates to the company’s equity interest in Bruce Power L.P.

(9)               Under U.S. GAAP, the company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)         Current liabilities at September 30, 2005 include dividends payable of $154 million (December 31, 2004 - $146 million) and current taxes payable of $256 million (December 31, 2004 - $260 million).

(11)         The fair value of the preferred securities at September 30, 2005 was $554 million (December 31, 2004 - $572 million).  The company made preferred securities charges payments of $36 million for the nine months ended September 30, 2005 (September 30, 2004 - $36 million).

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2005	2004	2005	2004
Income
Revenues	337	275	906	854
Other costs and expenses	(138)	(136)	(437)	(403)
Depreciation	(35)	(41)	(111)	(114)
Financial charges and other	(8)	(16)	(57)	(47)
	156	82	301	290

(millions of dollars)	September 30, 2005	December 31, 2004
Balance sheet
Current assets	358	361
Plant, property and equipment	2,600	3,020
Current liabilities	(184)	(248)
Deferred amounts (net)	(399)	(199)
Non-recourse debt	(813)	(1,030)
Deferred income taxes	(46)	(17)
Proportionate share of net assets of long-term investments	1,516	1,887